Exhibit 99.1

James Hardie Industries plc 1st Floor, Block A One Park Place Upper Hatch Street, Dublin 2 D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

21 May 2025
The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000
Dear Sir/Madam
Results for Announcement to the Market
James Hardie announced today its results for the 4th quarter and year ended 31 March 2025 and has filed the following documents with the ASX:

•	Appendix 4E: Preliminary Final Report for the year ended 31 March 2025
•	Annual Report on Form 20-F, which has also been filed with the United States Securities and Exchange Commission (SEC)
•	Earnings Release
•	Earnings Presentation
•	KPMG Actuarial Report for the year ended 31 March 2025
Copies of these documents are available on James Hardie’s investor relations website at
https://ir.jameshardie.com.au/financial-information/financial-results.
Shareholders who wish to receive a hard copy of the company’s 20-F free of charge should contact the company’s investor relations office on +1 312 756 9919.
Alternatively, shareholders can forward their request by email, including their mailing details, to: investor.relations@jameshardie.com.au.

Yours faithfully

Joe Ahlersmeyer, CFA
Vice President, Investor Relations
This announcement has been authorized for release by the Board of Directors of James Hardie Industries plc.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.
Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA),
John Pfeifer (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA).
Chief Executive Officer and Director: Aaron Erter (USA)
Company number: 485719
ARBN: 097 829 895